

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

Re: McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-05231

Dear Ms. Hoovel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Mangements Discussion and Analysis of Financial Condition and Results of Operations
Operating Income
Operating margin, page 15

1. The operating income margin appears to materially differ between your principal U.S. and International Operated Markets segments for each year presented. Please consider discussing the material factors causing the difference so investors may understand the relative contribution of each segment.

Contractual Obligations and Commitments , page 19

2. It appears from your disclosure certain purchase commitments that are not recognized in the consolidated financial statements and are primarily related to construction, inventory, energy, marketing and other service related arrangements that occur in the normal course of business have been excluded from the table of contractual obligations. You further

state such commitments are generally shorter term in nature, will be funded from operating cash flows, and are not significant to your overall financial position. Because the purpose of the table is to improve investors' ability to assess liquidity and capital resource needs, please explain to us the relative materiality of these commitments to your operating cash flows and what period of time is meant by "shorter term in nature."

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Advertising Costs, page 41

3.   You disclose advertising costs of company operated restaurants and franchisees consist of contributions to advertising cooperatives. You further disclose the costs incurred by these advertising cooperatives are approved and managed jointly by vote of both company operated restaurants and franchisees. Please tell us in detail how these advertising cooperatives operate, the significant terms of these arrangements for both company operated restaurants and franchisees and your accounting for the cooperatives, particularly in regard to the costs incurred by and contributions to them. Additionally, explain to us the basis for your conclusion that consolidation of these cooperatives is not appropriate.

Controls and Procedures
Disclosure Controls, page 59

4.   Your conclusion regarding the effectiveness of disclosures controls and procedures specifically addressed only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The portion of the definition not addressed is in regard to disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management´s conclusion solely to the portion referred to. Please represent to us and revise future filings to state management´s conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services